Exhibit 3.1

AMENDMENT TO

EXECUTIVE  EMPLOYMENT AGREEMENT

CARDINAL FINANCIAL CORPORATION (“Cardinal”) and Kendal E. Carson (“you” and all similar references) hereby agree that the Executive Employment Agreement by and between them effective March 6, 2006 with an Addendum is amended effective as of the date below by making the changes below:

Sections 1.a and 1.b. are replaced with the following:

a.                                       During your employment on and after April 1, 2009 (the “Amendment Date”), Cardinal agrees to employ you as an Executive Officer in the position of Market President, Cardinal Bank, reporting to the Chief Lending Officer, and you agree to accept such employment, devoting substantially all of your business time, effort and attention to the business of Cardinal Bank, and performing such duties as are normally associated with your position.

b.                                      Your initial base salary as of the Amendment Date will be $187,500 annually, less required and authorized withholding and deductions, payable in installments in accordance with Cardinal Bank’s normal payroll practices. You will be eligible for an annual merit increase, performance bonus and stock option grants on the same basis as other similarly situated Executive Officers of Cardinal Bank and subject to the terms of any applicable compensation, bonus and stock plans, provided that you will receive a minimum bonus of $7,500 for 2009.

Except as amended above, the terms of the Executive Employment Agreement with an Addendum remain in effect.

The parties have signed this Amendment this 31st day of March, 2009.

CARDINAL FINANCIAL CORPORATION

By:	/s/ Bernard H. Clineburg
Bernard H. Clineburg
Chairman and CEO

/s/ Kendal E. Carson
Kendal E. Carson